Albany International Corp. PO Box 1907 Albany, NY 12201-1907 USA (1373 Broadway, Albany, NY 12204) Tel: 518 445 2225 Fax: 518 445 2250 michael.nahl@albint.com www.albint.com

Michael C. Nahl

Executive Vice President & Chief Financial Officer

January 8, 2009

Mr. H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Albany International Corp. – Form 10-K for the Year Ended December 31, 2007, and Definitive Proxy Statement on Schedule14A SEC File No. 1-10026

Dear Mr. Owings:

We are pleased to respond to your letter dated January 7, 2009. We understand the comment and agree to comply in future filings.

Sincerely,

Michael C. Nahl

Executive Vice President and Chief Financial Officer

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